UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-127343

DYNCORP INTERNATIONAL LLC

(Exact name of registrant as specified in its charter)

3190 Fairview Park Drive, Suite 700

Falls Church, Virginia 22042

(571) 722–0210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Senior Subordinated Notes due 2013 Series B

9.50% Senior Subordinated Notes due 2013 Series A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: less than 30

Pursuant to the requirements of the Securities Exchange Act of 1934, DynCorp International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 8, 2010	By:	/s/ Michael J. Thorne
		Name: Title:	Michael J. Thorne Senior Vice President and Chief Financial Officer